Mail Stop 6010
Via Facsimile and U.S. Mail


September 9, 2005

Mr. Frederick H. Eppinger, Jr.
President, Chief Executive Officer and Director
Allmerica Financial Corporation
440 Lincoln Street
Worcester, MA 01653

      Re:      Allmerica Financial Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
	            File No. 1-13754

Dear Mr. Eppinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Results of Operations

Segment Income, page 24

1. It appears that you have presented an inappropriate non-GAAP measure in your discussion of segment income. Please note that the disclosure of a "consolidated" segment profit or loss measure has no authoritative meaning outside of the SFAS No. 131 required reconciliation in the footnotes to the consolidated financial statements. Please refer to Question #21 in the Staff`s Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please explain to us how your disclosure of a consolidated segment measure complies with Item 10(e) of Regulation S-K.

Segment Results

Property and Casualty, page 27

2. You disclose that the primary difference between statutory accounting principles and GAAP is the deferral of certain underwriting expenses under GAAP that are amortized over the life of the policy. It appears that the disclosure of your statutory loss ratio excludes catastrophe losses, but your disclosure of statutory combined ratios includes catastrophe losses. Also, we note your disclosure of "statutory underwriting (loss) profit, excluding prior year reserve development and catastrophes" used in your reconciliation to segment income appears to be inconsistent with
statutory accounting principles.   Please explain to us how these
adjusted statutory measures in your disclosure comparing statutory results with segment income are meaningful to investors and comply with Item 10 of Regulation S-K.

Life Companies

Life Companies Segment Income Excluding Certain Non-Cash Items,
page
41

3. You disclose that the alternative non-GAAP method of viewing your
Life Companies business excludes various non-cash items. This alternative view of your Life Companies business does not appear to reflect statutory results or segment income and excludes recurring items that have occurred in prior periods and are likely to occur in future periods. Elimination of these items from the most comparable
GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Exclusion of these amounts raises significant concern about management`s assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of
Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures". Please tell us how your disclosure complies with Item 10(e) of Regulation S-K.

Critical Accounting Policies, page 51

4. It appears your discussion does not include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please disclose the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

5. We have read your disclosure about your reserving process on pages
31-33. However, we believe that your disclosure regarding policy liabilities and accruals could be further improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please disclose the following information for each of your lines of business.

* The range of loss reserve estimates as determined by your actuaries.
* The key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Any changes in key assumptions you made to estimate the reserve at each reporting date. Demonstrate the sensitivity of the level of reserves to changes in key assumptions.
* More precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Explain the variability inherent in these trends and the potential future impact on your earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.
* For each of your longer-tail businesses such as workers compensation and environmental exposures, provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, includes the following:

a. the number of claims pending at each balance sheet date;

b. the number of claims reported for each period presented;

c. the number of claims dismissed, settled, or otherwise resolved for each period;

d. the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e. the total settlement amount for each period;

f. the cost of administering the claims;

g. emerging trends that may result in future reserve adjustments;
and

h. if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Contractual Obligations, page 56

6. We note that you have not included estimated payments associated with your policy liabilities and accruals in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the company. Due to the significance of these future legal obligations, we believe that inclusion of reserves in the contractual obligation table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the Item 303(a)(5) of Regulation
S-K. In addition, this disclosure should be linked with your discussion of liquidity and capital resources. Please disclose the expected payments associated with these liabilities in your contractual obligation table.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Frederick H. Eppinger, Jr.
Allmerica Financial Corporation
September 9, 2005
Page 4